

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 9, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. David A. Jonas
Chief Financial Officer
Rochester Medical Corporation
One Rochester Medical Drive
Stewartville, MN 55976

      Re: Rochester Medical Corporation
               Form 10-K for the Year Ended September 30, 2008
               File No. 000-18933

Dear Mr. Jonas:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Kevin L. Vaughn
                          Accounting Branch Chief